Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Hazard & Siegel, Inc.
Dewitt, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hazard & Siegel, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hazard & Siegel, Inc.'s management. Our responsibility is to express an opinion on Hazard & Siegel, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hazard & Siegel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Hazard & Siegel, Inc.'s auditor since 1999.
Syracuse, New York
February 26, 2018

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

PUBLIC DOCUMENT

C O N T E N T S

	Pages
ANNUAL AUDITED REPORT FORM X-17A-5 PART III (Facing Page)	1
OATH OR AFFIRMATION	2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Notes to Financial Statement	5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER

8- 13942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAZARD & SIEGEL, INC.**

Official Use Only

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5793 WIDEWATERS PARKWAY

(No. and Street)

DEWITT   **NEW YORK**   **13214**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. MULLEN, PRESIDENT   **(315) 414-0722**

                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E., STE. 100   **SYRACUSE**   **NEW YORK**   **13224**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required
to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID M. MULLEN, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAZARD & SIEGEL, INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DAVID M. MULLEN



Signature

_____
PRESIDENT/CFO
Title

Notary Public

THOMAS M. WALSH
Notary Public, State of New York
No. 01WA5071178
Qualified In Onondaga County
Commission Expires Jan. 6, 2019

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent auditors' report on internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HAZARD & SIEGEL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 64,137
Investment securities	28,814
Commissions receivable	333,346
Prepaid expenses	11,363
Property and equipment - net	22,143
Total assets	$ 459,803

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 302,224
Total liabilities	302,224
Stockholder's equity	157,579
Total liabilities and stockholder's equity	$ 459,803

A copy of our most recent Annual Audited Report, Form X-17a-5 Part III, is available for examination and copying at the principal office of the firm in Dewitt, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of these financial statements

- 4 -

Note 1. Organization and Nature of Business

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds) and other investment products.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Note 2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission Income

Company commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements. The Company also accrued $1,000 for anticipated state income tax payments to other states.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes compensation expense when it is paid to the employees.

Note 2. Summary of Significant Accounting Policies (continued)

Events Occurring After Reporting Date

Management has evaluated subsequent events through February 26, 2018, which is the date the financial statements were available to be issued.

Note 3. Commissions Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2017.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3 Inputs* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Note 4. Fair Value Measurement and Investments (continued)

Investments	Level 1 Inputs
Fair value of equity securities:	Fair Value
Equity securities	$ 28,814

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Note 5. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 6. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 48,888
Leasehold improvements	12,804
	61,692
Accumulated depreciation	(39,549)
Property and equipment - net	$ 22,143

Depreciation expense was $5,183 for the year ended December 31, 2017.

Note 7. Commitments and Contingencies

<u>Operating Leases</u>

The Company has a seven year lease on its office in Dewitt, New York with 5793 Widewaters Parkway, LLC commencing April of 2017 through July 31, 2024. Total rent expense was $42,018 for the year ended December 31, 2017.

The Company has a thirty-six month lease for a vehicle with Nissan Motor Acceptance Corporation, expiring September 2018. Auto lease expense on this vehicle was $6,620 for the year ended December 31, 2017. The Company has a thirty-six month lease with Ford Motor Credit, expiring May 2019. Auto lease expense on this vehicle was $4,401 for the year ended December 31, 2017.

The minimum annual rental commitments over the next five years are as follows:

	Real Estate	Vehicle 1	Vehicle 2	Total
2018	$ 48,914	$ 4,965	$ 4,401	$ 58,280
2019	49,811	-	1,833	$ 51,644
2020	51,158	-	-	$ 51,158
2021	52,953	-	-	$ 52,953
2022	54,748	-	-	$ 54,748
Thereafter	83,467	-	-	$ 83,467
Total	$ 341,051	$ 4,965	$ 6,234	$ 352,250

Note 8. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2017, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $302,224 and $99,686 respectively, a ratio of 3.03 to 1 and net capital exceeded the minimum capital requirement of $20,148 by $79,538.

Note 9. Related Party Transactions

The Company shares the expense of the cost of its Spectrum cable and Northlands Communications internet service bill. The annual expense was $1,314 for the year ended December 31, 2017.

The Company shares the expense of its errors and ommission insurance coverage. The annual expense paid to the related party for the year ended December 31, 2017 was $63,510.

The Company was rembursed by a related party as a shared expense part of the salary for one of its employees. This agreement ended June 30, 2017. The annual amount received from the related party for the year ended December 31, 2017 was $10,313.

The company sublet space on a month-to-month basis at $2,200 per month. This agreement ended March 31, 2017. Rent expense for this space was $4,400 for the year ended December 31, 2017.

The Company shared the expense of moving their office with a related party. This was a single occurrence. The expense paid to the related party for the year ended December 31, 2017 was $4,621.

Note 10 Recent Accounting Developments

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows. This ASU is effective as of January 1, 2018 and will be implemented by the Company as of that date. The Company is currently compliant with the new standard and no financial statement impact from adoption is anticipated.